AREX

October 16, 2019

The Board of Directors
ZAGG, Inc.
910 West Legacy Center Way, Suite 500
Midvale, UT 84047

Dear Members of the Board of Directors:

We are writing to you today on behalf of AREX Capital Management, LP and AREX Investment Partners, LP (collectively, "AREX" and "we"). Principals of our firm have followed ZAGG, Inc. ("ZAGG" or the "Company") for many years. AREX presently owns approximately 4.9% of the outstanding common shares of ZAGG.

AREX is a value-oriented investment firm. Our partners have decades of experience as investors in public and private companies, and several have served as executives and members of boards of directors. Our firm engages in an intensive research process that enables us to develop a well-rounded view of a company and its potential.

We appreciate the dialogue we have had with CEO Chris Ahern and CFO Taylor Smith over the last few months through our in-person meeting and telephone calls. We want to thank Chris and Taylor for their candid views on the outlook for the business.

We recognize that in a little over a decade, ZAGG has grown from humble beginnings to generating more than $500 million in revenue this year with a dominant market share in the mobile phone screen protector category.[1] We came away from our research impressed with the demonstrated durability of the InvisibleShield franchise.

As a public company, ZAGG suffers from investors' focus on short-term results. This and other aspects of ZAGG's business and industry have consistently challenged the market's ability to properly value its cash flows. As such, we were pleased to see the Company announce in early August that it had retained Bank of America Merrill Lynch to explore strategic alternatives to maximize shareholder value.[2] Our belief is that there is little-to-no benefit to ZAGG in remaining public, and we believe management shares this view.

On August 21, the *New York Post* reported that a private equity firm had sent ZAGG's Board of Directors a letter indicating it would pay as much as $9 per share for the Company.[3] The *Post* also reported that ACCO Brands was a potential bidder for ZAGG. We surmise from the current share price of ZAGG, just below $6.50 per share at the time of this writing, that the market heavily discounts the likelihood of such a transaction occurring. Our conversations with sell-side analysts and other shareholders suggest that there is a concern that ZAGG's Board of Directors will be unduly anchored to past trading levels or unrealistic in its view of the Company's future potential and demand a similarly unrealistic price from a potential acquirer.

---

[1] Based upon management's guidance.

[2] "ZAGG Reports Second Quarter 2019 Results; ZAGG to Consider Strategic Alternatives to Maximize Shareholder Value," ZAGG Press Release, August 6, 2019.

[3] "Bidding War Brewing for ZAGG, Nation's Biggest Seller of Screen Protectors," Josh Kosman, *New York Post*, August 21, 2019.

<u>We are writing today to definitively state our view that the best outcome for ZAGG's shareholders is the consummation of a sale of the Company.</u> ZAGG has failed to create sustained shareholder value for many years. The public markets have not properly valued ZAGG's business for long enough that we do not believe that hoping for a change in market sentiment is a viable strategy.

Conversely, a private buyer, or strategic acquirer, will be able to balance ZAGG's potential with the business risks the Company faces. A well-run sales process will allow ZAGG's public shareholders to receive fair and immediate value for their shares.

Now is a critical time for ZAGG. We will be closely watching developments over the next few weeks and will act as needed to protect the interests of shareholders.

Best regards,



Andrew Rechtschaffen
Managing Partner



James T. Corcoran
Partner